July 21, 2005

VIA U.S Mail and Facsimile to (214) 731-9577
Mr. Michael H. McIlvain, President
Golden Chief Resources, Inc.
1711 E. Frankford, #104
Carrollton, TX 75006

Re:	Golden Chief Resources, Inc
	Item 4.01 Form 8-K /A
      Filed June 14, 2005
	File No. 0-12809

Dear Mr. McIlvain:

   We have reviewed your filing and have the following additional comment.
Please revise your document in response to this comment.
1. Revise the first sentence to specifically state either that Mr. Bailey resigned or declined to stand for re-election and state the date on which this occurred. See Item 304(a)(1) of Regulation S-B.
2. Specifically identify the two most recent fiscal years to which Mr.
Bailey`s opinions on the financial statements of the company related.
3. Provide Mr. Bailey with a copy of the revised disclosures and request that he provide a letter addressed to the Commission stating whether he agrees or disagrees with the statements made. File this letter at Exhibit
16 to the Form 8-K/A.  See Item 304(a)(3) of Regulation S-B.

	As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond.
Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call Gabrielle Malits at
(202) 551-
3702.

								Sincerely,



								Jill Davis
								Branch Chief




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Mr. Michael H. McIlvain
Golden Chief Resources, Inc.
June 8, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100F STREET NE
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
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